SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2004.

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from           to

Commission file number: 000-21272

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanmina-SCI Corporation 401(k) Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sanmina-SCI Corporation

2700 North First Street
San Jose, CA  95134

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Sanmina-SCI Corporation 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SANMINA-SCI CORPORATION 401(k) PLAN
(Name of plan)

Date:	June 29, 2005	By:	/s/ JUNG JEON
(Signature)
		Name:	Jung Jeon
		Title:	VP of Global Compensation
Plan Administrator

2

Sanmina-SCI Corporation 401(k) Plan

The following Exhibits are filed as part of this annual report:

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and
Plan Administrator of the
Sanmina SCI Corporation
401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Sanmina-SCI Corporation 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 2, 2005

SANMINA - SCI CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value	$357,752,413	$337,845,853
Participant loans	10,328,294	9,811,264

Assets held for investment purposes	368,080,707	347,657,117

Due from broker for securities sold	—	482,123
Other receivables	997	773
Net assets available for benefits	$368,081,704	$348,140,013

See accompanying notes to financial statements.

SANMINA - SCI CORPORATION 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

2004

Additions:
Investment income:
Interest and dividends	$1,055,819
Net appreciation in fair value of investments	16,610,509
17,666,328
Contributions:
Participant	25,063,654
Employer	11,411,903
Rollover	4,052,075
40,527,632
Total additions	58,193,960
Deductions:
Benefits paid to participants	38,351,290
Administrative expenses	123,403
Total deductions	38,474,693
Net increase prior to transfer from other plan	19,719,267
Transfer from other plan	222,424
Net increase	19,941,691
Net assets available for benefits:
Beginning of year	348,140,013
End of year	$368,081,704

See accompanying notes to financial statements.

SANMINA-SCI CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

(1)       Description of the Plan

(a)       General

The following description of the Sanmina-SCI Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established by Sanmina-SCI Corporation (Sanmina-SCI, the Plan Sponsor, or the Company) to provide benefits to eligible employees as defined in the Plan document who have completed one month of service. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)       Administration

Under the terms of the Plan, Fidelity Management Trust Company (Fidelity) acts as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan and an Investment Committee to monitor the Plan’s investments.  The Company has contracted with a third-party administrator who processes and maintains the records of participant data.

(c)        Contributions

Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation as a salary deferral in an amount from 1% to 85% of a participant’s compensation per payroll period, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Subject to the approval of the Plan Administrator, participants may transfer or rollover account balances from another qualified plan, an individual retirement account, an annuity contract described in Internal Revenue Code Section 403(b), or a governmental plan described in Internal Revenue Code Section 457.

The Company is allowed to make matching contributions as defined in the Plan and as approved by the board of directors. In 2004, the Company matched contributions equal to 75% of each eligible participant’s salary deferral contribution up to a maximum of 6% of the participant’s compensation per payroll period, not to exceed $2,700 per year.

(d)       Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)        Vesting

The portion of the participant’s account attributable to salary deferrals is always 100% vested.  The portion of the participant’s account attributable to Company matching contributions is 100% vested after four years of service at the rate of 25% per year.  Former employees of acquired companies may have different vesting schedules as stated in the Plan document.

(f)        Forfeited Accounts

As of December 31, 2004 and 2003, forfeited nonvested accounts totaled approximately $377,000 and $230,000, respectively. These accounts are used to restore participant accounts, reduce future employer contributions, or to pay Plan administrative expenses. In 2004 approximately $55,000 of nonvested forfeited amounts were used to pay administrative expenses.

(g)       Payment of Benefits

Upon termination, the participant or beneficiary will receive benefits in a lump sum amount, or in installments over a reasonable period of time, equal to the value of the participant’s vested interest in their account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000 determined without regard to any amounts in the participant’s rollover account.

(h)       Participant Loans

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is determined by the Committee. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2004 carry interest rates which range from 5% to 10.5%.

(2)       Summary of Significant Accounting Policies

(a)       Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)       Investments

Investments are stated at fair value. Investments in registered investment companies are valued based on quoted market prices. Common stock is valued at quoted market prices based on the last reported sales price on the last business day of the year.  Participant loans are valued at cost which approximates fair value.

(c)        Administrative Expenses

All expenses incurred in the administration of the Plan are generally charged to and paid by the Company, except for expenses of approximately $123,000 for the year ended December 31, 2004, related to recordkeeping services provided by Fidelity.

(d)       Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, common stock, and money market funds offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(e)        Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(3)       Party-In-Interest Transactions

The Plan has included investment options in funds that are managed by an affiliate of Fidelity, the trustee of the Plan, and shares of common stock of the Plan Sponsor. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Participants may direct a portion of their account to the Company Stock Fund (the Fund) so that they may invest in the qualifying employer securities of the Company. No participant is permitted to allocate more than 50% of his or her total vested contributions to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 50% of the participant’s account.

The number of shares of the Company common stock in the Fund at December 31, 2004 and 2003 was 2,812,533 and 2,812,017, respectively. The Fund is primarily comprised of shares of Company stock which are traded in the open market. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund at December 31, 2004 and 2003 was 2,233,764 and 2,276,003, respectively, and the net unit value was $10.96 and $16.06, respectively at these dates.

The Plan is intended to be an “ERISA Section 404(c) plan.” Under ERISA Section 404(c), the Plan’s fiduciaries are relieved of liability for losses that arise from a participant’s investment choices.

(4)       Investments

The following table represents the fair values of investments as of December 31, 2004, and 2003. Investments that represent 5% or more of the Plan’s net assets are identified with (*) for 2004 and (**) for 2003.

Description	2004	2003
Mutual funds:
PIMCO Total Return Fund**	$—	14,243,671
State Street Research Aurora Fund – Class A*/**	21,028,715	18,183,418
Fidelity Magellan Fund*/**	33,800,914	33,280,242
Fidelity Equity – Income Fund*/**	23,673,865	21,630,580
Fidelity Growth Company Fund*/**	64,470,272	60,861,403
Others	117,567,468	82,138,293
	260,541,234	230,337,607
Money market funds:
Fidelity Retirement Money Market Portfolio*/**	39,760,990	39,084,007
Others	602,397	602,368
	40,363,387	39,686,375
Fidelity Managed Income Fund*/**	32,966,804	32,357,087
Noninterest bearing cash	58,834	5,250
Sanmina – SCI Corporation Common Stock */**	23,822,154	35,459,534
Participant loans	10,328,294	9,811,264
Total investments	$368,080,707	347,657,117

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$27,921,471
Common stock	(11,310,962)
$16,610,509

(5)       Tax Status

The Plan has been amended since receiving its latest favorable determination letter dated February 22, 2002 from the Internal Revenue Service. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(6)       Plan Transfer

During December 2003, the Company acquired a business unit of CoorsTek.  In conjunction with the acquisition, employees who were hired by the Company were allowed to elect to transfer their loan balance from the CoorsTek Savings and Investment Plan (CoorsTek Plan) to the Plan.  If a

former CoorsTek employee elected to transfer his loan, their entire account balance in the CoorsTek Plan was required to be transferred.  During 2004, $222,424 was transferred from the CoorsTek Plan to the Plan.

(7)       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(8)       Subsequent Events

Effective April 15, 2005, the Plan document was amended allowing employees who are active participants on and after this date to be 100% vested in employer matching contributions.

Effective May 1, 2005, the Plan document was amended to allow the Committee to limit the amount of salary deferrals for highly compensated employees.

As of June 2, 2005, the share price of the Sanmina-SCI Corporation Common Stock held by the Plan decreased by approximately 38% since December 31, 2004.

Schedule 1

SANMINA - SCI CORPORATION 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower,			Units/	Market
lessor, or similar party			shares	Value

Mutual Funds:
		Baron Growth	128,043	$5,745,302
		AIM Constellation Fund – Class A	186,753	4,265,437
		EuroPacific Growth Fund – Class A	88,508	3,153,536
		AF Fundamental Investment - Class A	80,660	2,601,285
		PIMCO Total Return Fund	1,418,202	15,132,210
		American Century Ultra Fund	220,922	6,517,212
		Calamos Growth - Class A	133,803	7,088,870
		State Street Research Aurora Fund – Class A	519,484	21,028,715
		T. Rowe Price U.S. Treasury Long-Term Fund	318,268	3,774,664
		H&W Mid Cap Valuation I	292,514	7,982,719
		Fidelity Magellan Fund	325,666	33,800,914
	*	Fidelity Equity – Income Fund	448,539	23,673,865
	*	Fidelity Growth Company Fund	1,149,818	64,470,272
	*	Fidelity Diversified International Fund	529,351	15,160,623
	*	Spartan U.S. Equity Index Fund	410,429	17,591,006
	*	Fidelity Freedom Income Fund	133,915	1,509,228
	*	Fidelity Freedom 2000 Fund	122,418	1,478,805
	*	Fidelity Freedom 2005 Fund	13,632	147,222
	*	Fidelity Freedom 2010 Fund	358,571	4,883,735
	*	Fidelity Freedom 2015 Fund	20,383	225,229
	*	Fidelity Freedom 2020 Fund	480,018	6,701,050
	*	Fidelity Freedom 2025 Fund	32,796	369,937
	*	Fidelity Freedom 2030 Fund	483,028	6,801,039
	*	Fidelity Freedom 2035 Fund	1,326	15,172
	*	Fidelity Freedom 2040 Fund	776,685	6,423,187
	*	Fidelity Retirement Money Market Portfolio	39,760,990	39,760,990
	*	Fidelity Managed Income Fund	32,966,804	32,966,804
*	Interest bearing cash		603,040	602,397
*	Non-interest bearing cash		—	58,834
*	Sanmina – SCI Corporation Common Stock		2,812,533	23,822,154
*	Participant loans – 2,459 loans with interest rates from 5% to 10.5%			10,328,294
Assets held for investment purposes				$368,080,707

*Represents a party-in-interest.